

February 7, 2014

Via E-mail
Kaylene M. Lahn
Senior Vice President
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, WA 98501

> **Re:** **Heritage Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 24, 2014**
> **File No. 333-192985**

Dear Ms. Lahn:

We have reviewed your amended registration statement, related response letter, and the material confidentially provided, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 Filed January 24, 2014

Summary, page 9

1.   We note your response to comment 7 in our letter dated January 16, 2014, and reissue in part. Please consider including mathematical formulas that clearly define your calculations and their basic variables, as well as corresponding formulas demonstrating the calculation for your chosen hypothetical value.

<u>Washington Banking's Executive Officers and Directors Have Financial Interests…, page 14</u>

2.   Please revise the bullets to disclose:
- the aggregate possible severance payments in the first bullet;
- the aggregate number of unvested restricted stock units that will vest; and,
- any increase in compensation in bullets three through six

<u>The Merger, page 45</u>

3.   Confirm to the staff that every D.A. Davidson & Co. and Sandler & Co. line-item analysis support the board's recommendation. If not, revise to disclose that the Board noted this analysis and explain why, despite this analysis, it still recommended the transaction. In addition, please confirm that your supplemental response contains all of the non-public projections that Heritage provided to Sandler, and that Washington Banking provided to Davidson. If not, please provide us with these projections.

<u>Background of the Merger, page 45</u>

4.   Please revise to more completely disclose the terms and development of your merger negotiations. Disclose every position each side took on the material terms of the transaction and the reason for any changes from this initial position. Your next amendment should fully account for total shareholder compensation, the ratio of such compensation to be paid in stock or cash, and the treatment of Washington Banking's options or restricted stock units.

5.   Revise the entirety of this section to provide context for the "additional development[s]" or "various items" that were the topic of nebulous "discussions," and add representative examples when the topics covered are too numerous or immaterial to be succinctly identified.

6.   We note your disclosure on page 46 that a merger would require "careful consideration of numerous structural and financial issues in order to be acceptable to both" you and Washington Banking. Please revise to specify these issues.

7.   We note your disclosure on page 46 that Washington Banking was considering a potential "acquisition of a smaller financial institution" during the summer of 2013. Please revise to generally explain the features of this potential acquisition, as well as when and why the board decided a merger with Heritage was preferable to this opportunity. Further disclose the substance of the other "number of strategic opportunities and merger and acquisition possibilities for Washington Banking," discussed by the Washington Banking management between August 13, 2013 and August 23, 2013, and the evaluations of those discussions.

8.   Revise to disclose the reason for the proposal for mutual exclusivity, first mentioned
       during the September 9, 2013 meeting, the risks of such a proposal that were considered
       by either party, and the reason that Washington Banking agreed to be bound. To the
       extent material, explain this timeline, including why Heritage did not execute the
       agreement until September 16, 2013, and Washington Banking did not execute the
       agreement until September 19, 2013.

Opinion of Sandler O'Neill…, page 68

9.   We note your response to comment 9 in our letter dated January 16, 2014. Please revise
       your description of the Sandler opinion on page 70, and make corresponding changes
       throughout your filing, to reflect that Washington Banking's board of directors retains the
       right to request an update to Sandler's opinion, pursuant to the terms of its engagement
       letter with Sandler. Disclose the material terms of this right to request an update.

The Merger Agreement, page 88

10.   We note your deletions on page 45, 58, and 67 of your amended registration statement in
       response to comment 13 of our letter dated January 16, 2014. Please make corresponding
       changes on page 88, as well as on pages 34, 85, 87, 101, 125, and 126.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Note 2 – Purchase Price, page 109

11.   Please revise the consideration value exchanged for the Washington Banking stock
       options and restricted stock unit awards to refer to the approximation of $2.9 million
       based on the $16.72 Heritage common stock share price at December 20, 2013 consistent
       with the amount disclosed in Note 3 – Allocation of Purchase Price of Washington
       Banking.

Note 3 – Allocation of Purchase Price of Washington Banking, page 110

12.   Please revise the pro forma purchase price of Washington Banking line item titled total
       pro forma purchase price to be $276,776 consistent with the tabular information
       provided.

13.   Please revise the presentation to remove goodwill from the fair value of assets acquired.
       In this regard, present two line item totals as follows: fair value of net assets acquired and
       excess of consideration paid over the net assets and identifiable intangibles acquired.

Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustments, pages 110 -113

14.   We have reviewed your response to our prior comment twenty of our letter dated January 16, 2014. The staff notes that the adjustments to interest expense: junior subordinated debentures are $185 and $88 for the nine months ended September 30, 2013 and the year ended December 31, 2012. Thus, the adjustment for the nine months ended September 30, 2103 is greater than the adjustment for the year ended December 31, 2012. In addition, the adjustments on the face of the unaudited pro forma combined condensed consolidated statements of income are $85 and $88 for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively. Please advise or revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
John F. Breyer, Jr., Esq.